

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

June 28, 2010

Scott W. Griffith
Chief Executive Officer
Zipcar, Inc.
25 First Street, 4th Floor
Cambridge, MA 02141

Re: Zipcar, Inc.
Registration Statement on Form S-1
Filed June 1, 2010
File No. 333-167220

Dear Mr. Griffith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note you have relied on reports from Frost & Sullivan. Please either confirm that the data provided by Frost & Sullivan was not prepared specifically for you in connection with your disclosure and was otherwise generally publicly available for a low or nominal subscription fee or provide a consent under Rule 436.

Inside Cover Page Artwork

2. Please limit your cover artwork to products and/or services actually owned or provided by you and eliminate graphics intended for your customers, rather than investors. To the extent you retain images of people, confirm that they are your

actual employees. Finally, retain only the text which is required, if any, to briefly explain the images.

Prospectus Summary, page 1

Overview, page 1

3. In addition to discussing your revenues please include your net losses for the most recent audited period and interim stub. Providing that financial snapshot here will assist investors in evaluating the information presented. Similarly provide this disclosure under "Business," at page 81, where you discuss revenue growth.

4. We note your discussion regarding Streetcar on pages one and four. Please revise disclosure regarding your plan to use Streetcar as a base for expansion in Europe to disclose the OTF agreement preventing you from integrating your London operations with those of Streetcar until any OFT inquiry is complete, as discussed on page 23.

Industry Data, page 5

5. Please revise this section and the discussion on page 32 to remove any disclaimers of accuracy with respect to the industry and market data. Attempts to limit your responsibility for the accuracy and completeness of the information provided in your prospectus are not appropriate.

Risk Factors, page 9

General

6. Please remove the statement regarding "other risks not currently known to us or that we currently consider immaterial." All material risks should be discussed in this section. If risks are not deemed material then they should not be mentioned.

7. Provide disclosure regarding the risk that you may encounter resistance from businesses and existing car owners as you seek more reserved parking spaces in densely populated areas.

We have a history of losses, page 9

8. Please revise to discuss your financial condition including your accumulated deficit.

The market for car sharing services is becoming increasingly competitive, page 14

9. Please revise to specifically discuss the recent trend in peer-to-peer car sharing.

Our directors, executive officers and principal stockholders will continue to have substantial control, page 29

10. We note the discussion on page 29 indicating that after this offering, your directors, executive officers and holders of more than 5% of your common stock, together with their affiliates, will beneficially own, in the aggregate, a significant portion of your outstanding common stock. As a result, these stockholders, acting together, would continue to have significant influence over the outcome of matters submitted to your stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of your assets. In addition, these stockholders, acting together, would continue to have significant influence over the management and affairs of your company. Please revise the notes to your audited financial statements to indicate the percentage ownership interest that these parties will hold following completion of the offering and disclose their ability to exercise significant influence or control over the Company's operations. Refer to the requirements of ASC 850-10- 50-1.

Use of Proceeds, page 31

11. We note your statement here and one page 27 that "management will have broad discretion in the use of proceeds." Please clarify whether this discretion relates to the proceeds remaining after the specifically enumerated uses or if the entire proceeds are subject to discretion. If the latter, revise to highlight this fact in the intro to this section and on page 27.

Capitalization, page 33

12. Please revise the introductory paragraph to the capitalization disclosures to indicate that in connection with the offering, the warrants to acquire redeemable preferred shares are being converted into warrants to acquire common shares which will result in their reclassification as stockholders' equity as disclosed in Note 1 on page F-8 of the Company's financial statements.

Note 3 – Preliminary Purchase Price Allocation, page 44

13. Based on the disclosures provided in note 3 we are unable to determine how the Company calculated pro forma amortization for the various categories of intangible assets for the year ended December 31, 2009 or the three months ended March 31, 2010. Please tell us and revise Note 3 to disclose the method and

significant assumptions used to compute pro forma amortization for each category of intangible assets recognized in connection with the acquisition transaction.

Note 3 – Preliminary Purchase Price Allocation, page 45

14. As significant assumptions were made in determining the fair value of your common stock and warrants, please revise to clearly explain how the common stock issued as part of the purchase price consideration was valued, including the method and significant assumptions used to arrive at a value of $43.1 million for 8.2 million common shares.

15. We note from the disclosure in Note 3 that warrants to purchase 1.6 million shares valued at $6.5 million and issued in connection with the acquisition of Streetcar have been included as part of the purchase price for the acquisition transaction. Please explain why you believe it is appropriate to reflect the fair value of the warrants issued as part of the purchase price rather than as future compensation expense. As part of your response, please explain how the treatment used complies with the guidance outlined in ASC 805-30-30 (previously paragraphs 43 through 46 of SFAS No. 141R).

16. Also, we note from the disclosure on page II-3 of the registration statement, that a total of 1,751,657 warrants were issued in connection with the Streetcar acquisition transaction, a portion of which were issued in payment of a transaction fee owed to a majority shareholder. Please tell us how the warrants issued in payment of the transaction fee have been reflected in the pro forma financial information. If no pro forma adjustments have been recognized for the issuance of these warrants, please explain why.

17. We note from the purchase price allocation that a significant portion of the purchase price will be allocated to goodwill. Please add disclosure to describe the primary reasons for the acquisition transaction and the factors that gave rise to the recognition of the goodwill expected to be recognized, such as synergies from combining the operations of the companies, intangible assets that do not qualify for separate recognition (for example, an assembled workforce) or other factors. Refer to the guidance outlined in ASC 805-30-50-1 (paragraph 68(e) of SFAS No.141R).

18. We note that the valuation of intangible assets acquired was based on the Company's management preliminary estimates, currently available information and reasonable and supportable assumptions and was determined primarily through the use of a discounted cash flow method. Supplementally advise us and add disclosure to clearly describe the significant assumptions used in your valuation for each category of identifiable intangible assets. As part of your response, specifically address why only a small amount was allocated to the tradename. For example, your filing indicates that Streetcar's larger member base, greater number of vehicles and greater brand

recognition in London may present considerable challenges to you with respect to successfully integrating them into your operations. Please describe how this or any other factors impacts the tradename allocation.

19. Furthermore, supplementally advise us and add disclosure to describe your basis for assigning the useful lives to each category of intangible assets. We may have further comment upon reviewing your response.

Note 4. Pro Forma Adjustments, page 45

20. Refer to footnote (A) – Supplementally advise us and revise footnote (A) to explain in further detail how these amounts were calculated or determined. As part of your response and your revised disclosure, please describe how Streetcar's accounting policy changed to conform to Zipcar's accounting policy and disclose any significant assumptions used in your computations.

21. Refer to footnote (B) and (F)- Supplementally advise us and revise footnote (B) to indicate if this amount represents all acquisition-related costs that are being eliminated as they will not have a continuing impact on the combined results. As acquisition-related transaction costs should not be included as part of the purchase price but should be expensed as incurred pursuant to ASC 805-10, supplementally advise us and expand your disclosure in footnote B to describe how you calculated the amounts that you've indicated have been included in the balance sheet and indicate whether there may be any additional amounts that have not been included in adjustment (F). Finally, describe the nature of the costs comprising these amounts. We may have further comment upon reviewing your response.

22. Refer to footnote (D)- Supplementally advise us and revise footnote (D) to describe the amounts of the debt obligations on which pro forma interest expense adjustments were determined. Also, revise to disclose the significant assumptions used to compute the interest eliminated on a shareholder loan that was paid off upon the closing of the acquisition.

23. Refer to footnote (G) – Supplementally advise us and revise footnote (G) to explain how this amount was calculated. As part of your response and your revised disclosure, please describe how Streetcar's policy changed to conform to Zipcar's applicable accounting policy and disclose the significant assumptions used in your computations.

24. Refer to footnote (J) – Supplementally advise us and revise footnote (J) to describe why deferred revenue is being eliminated as part of the pro forma balance sheet adjustments.

Note 5. UK GAAP to US GAAP Adjustments, page 48

25. Please revise to include a reconciliation of the unaudited statement of operations for Streetcar for the three months ended March 31, 2010 prepared in accordance with UK GAAP and in pounds sterling to the statement of operations under US GAAP and in US dollars similar to that provided for the year ended December 31, 2009.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 54

26. Please add disclosure to describe the specifics of the investment in Avancar, and your accounting for the acquisition of this investment.

Critical Accounting Policies, page 56

27. We note your section on critical accounting policies. It appears that the items included are a mere repetition of your Significant Accounting Policies section. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing. In this regard, please expand your discussion of your various critical accounting policies to provide further insight into the methods and significant assumptions used and consider providing a sensitivity analysis explaining how changes in assumptions or the use of different assumptions could impact your conclusions.

Revenue Recognition, page 56

28. We note that periodically, new members are offered driving credits as an inducement to joining Zipcar. These driving credits generally expire shortly after a new member joins Zipcar. These driving credits are treated as a deliverable in the arrangement, and a portion of the annual fee received is allocated to such credits, based on relative fair values of each deliverable, and recorded as revenue upon usage of such credits or upon expiration, whichever is earlier. Supplementally advise us and expand your disclosure to indicate the reasons why you determined it is appropriate to treat such credits as a separate deliverable pursuant to the guidance in ASC 605-25-25-5. As part of your response, please discuss the criteria that are met in order to treat them as a separate unit of accounting, and discuss the significance of the Company's performance obligation with respect to the credits in detail. We may have further comment upon reviewing your response.

Valuation of Long-Lived and Intangible Assets, Including Goodwill

29. We note that goodwill represents 41-46% of your total assets for each period presented. You also indicate that you concluded that the fair value of the applicable reporting unit, as determined by management using assumptions and estimates based on current market data and financial data available at the time, significantly exceeded the net assets, including goodwill assigned to that reporting unit. In light of the significance of goodwill, your ongoing losses, the fact that even though your membership increased, your revenue per member decreased due to the impact of the economy, supplementally provide us with your calculations and assumptions that support the fair value of each reporting unit at the date of your most recent goodwill impairment analysis. In addition, expand your disclosure and supplementally provide the following information:

- Description of the methods and key assumptions (including specific revenue and cost increases) used and how the key assumptions were determined;

- Discussion of the degree of uncertainty associated with the key assumptions;

- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions; and

- A comparison between projections included in your analysis, and actual results to date.

Stock-Based Compensation, page 58

30. We note that the Company granted stock options to acquire 1,125,000 shares of common stock in 2009 and 1,593,500 in 2010 at exercise prices ranging from $2.55 to $4.37 during 2009 and the first quarter of 2010. We also note that the Company determined the fair values of the options to acquire the Company's common shares to be in the range of $1.15 to $2.55 per share based on the Black-Scholes option pricing model. To the extent that the expected pricing of the Company's common shares in its planned initial public offering exceeds the estimated fair value of the Company's common as indicated by the valuations prepared by management, please revise MD&A to include a discussion of each significant factor that contributed to the difference between the fair value of the Company's common shares during 2009 and 2010 and the expected public offering price.

Comparison of Revenues, pages 64 and 66

31. Please revise to quantify the total amount of revenue increase and decrease attributed to new membership vs. changes in usage revenue per member to enable the reader to better evaluate your results.

Liquidity and Capital Resources, page 74

32. Please provide further disclosure regarding any known trends, demands, commitments, events or uncertainties that could result in your liquidity and capital resources materially changing. For example, please discuss impacts on your liquidity and capital resources from:

- Planned use of the ABS facility;

- The proceeds of this offering;

- The use of proceeds of this offering to pay down debt; and

- The expansion of your systems and infrastructure, as discussed on page 10.

33. Please name the financial institutions that you have loan agreements with or advise.

Contractual Obligations, page 78

34. Please reconcile the contractual obligations associated with your long-term debt disclosed in the table at the top of page 78 with the amounts disclosed in Note 8 on page F-26 of the Company's financial statements. The operating and capital lease amounts disclosed in the table should be similarly reconciled to the contractual amounts disclosed in Note 9. Also, please note that the table of contractual obligations is to be presented as of the latest fiscal year end balance sheet date presented in the Company's financial statements pursuant to Item 303(a)(5) of Regulation S-K.

Quantitative and Qualitative Disclosures About Market Risk, page 79

35. We note the disclosure indicating that your debt portfolio is comprised of a combination of fixed and floating rate borrowings. Please revise to include the quantitative disclosures required about this market risk in one of the suggested formats outlined in Item 305(a)(1) of Regulation S-K.

36. Similarly revise your foreign exchange risk disclosures to include the quantitative disclosures required by Item 305 of Regulation S-K in one of the suggested

formats described in Item 305(a)(1) of Regulation S-K. In the event amounts are immaterial, specifically state so.

Business, page 80

Overview, page 80

37. We note your statement on page 80 that customers "have the flexibility to choose the make, model, type and even the color of the Zipcar they want based on their specific needs and desires" to clarify the extent to which selections may be limited to the vehicles available in a customer's area. We note similar disclosure on page 85. With respect to this comment and other comments relating to the business section, please also revise the prospectus summary as appropriate.

38. We note your disclosure on page 81 that "[w]e currently estimate that 10 million driving age residents, business commuters and university community members live or work within a short walk of a Zipcar." Please revise to clarify whether you consider this population to be your potential market. Conversely, if you do not believe that most or all of this entire population is your potential market, please so state.

Evolution of Care Ownership, page 81

39. Please delete the quote by Bill Ford.

Transportation Challenges in Cities and University Communities, page 81

40. We note the paragraph on page 82 titled "For Urban Residents Who Own Cars." It is unclear whether you market your services as a supplement to current vehicle owners or whether current vehicle owners dispose of their vehicles in light of the services you offer. Additionally if you market your services as a supplement it is unclear how this provides a solution for the problems described in this paragraph.

Global Trends Supporting Car Sharing, page 83

41. We note your statement on page 83 that "[a]ccording to the United Nations, the percentage of the world's population living in cities reached 49% in 2005 and is expected to rise to 59% by 2030." Please clarify what portion of this growth will involve potential customers. We note that you currently serve cities in wealthy nations. Please address what percentage of this growth is expected to be represented by developing regions.

Market Opportunity, page 84

42. We note your disclosure on page 84 that "the consumer price index in the top ten cities in the United States has risen by an average of 29% since 1999." With a view to disclosure please tell us what the increase in the consumer price index was for the country as a whole during this period.

Competition, page 84

43. We note your reference to "a growing number of for-profit and not-for-profit operators" on page 85. Please discuss the recent trend in peer-to-peer car sharing programs.

Our Member Experience, page 86

44. Please delete the references to Netflix, iTunes and Kindle.

Our Operations and Fleet Management, page 89

45. Explain how your planned asset-backed financing model will allow you to add vehicles "more cost-effectively than [y]our current leasing arrangements."

Sales and Marketing, page 90

46. Please revise to clarify how you "actively monitor consumer sentiment on social media."

Legal Proceedings, page 91

47. Please disclose the "certain fees" subject to the putative class action complaint filed by Ryan Blay. Additionally state the amount of damages sought.

Management, page 92

48. Please revise to disclose the business experience of Mr. Goldfinger between December 2006 and March 2007, Mr. Norman between November 2005 and June 2006, and Mr. Kenney between June 2009 and April 2010.

Director Independence, page 95

49. We note your disclosure that your board intends to review the independence of each director. Please revise to identify each independent director and each director that is a member of the compensation, nominating or audit committee that is not independent under such committee independence standards.

Executive Compensation, page 99

50. We note that you provided information for your CEO, CFO and one other individual. Please note that Item 402(a)(3)(iii) requires disclosure for the registrant's three most highly compensated executive officers other than the PEO and PFO who were serving as executive officers at the end of the last completed fiscal year and Item 402(a)(3)(iv) requires disclosure for up to two additional individuals for whom disclosure would have been provided pursuant to Item 402(a)(3)(iii) but for the fact that the individual was not serving as an executive officer of the registrant at the end of the last completed fiscal year. Please revise your disclosure accordingly or please advise. Similarly revise your beneficial ownership table as appropriate.

51. We note your disclosure on page 100 that apportionment goals do not control compensation decisions, and that your compensation committee "does not have any policies for allocating compensation between long-term and short-term compensation or cash and non-cash compensation." Although you did not apply apportionment goals "rigidly" to allocate compensation elements, please provide an explanation of the amount of salary and cash bonus in proportion to total compensation.

52. We note your statement on page 100 that your mix of compensation elements is designed to reward recent results and "motivate long-term performance through a combination of cash and equity incentive awards." However it appears that you did not grant any long-term equity incentives or any equity based awards during 2009. Please revise to explain.

53. We note on page 102 that "[a]nnual cash bonuses are intended to reward our executives for the achievement of corporate strategic, operational, financial and individual goals." You disclose the maximum payouts and list how each target is weighted. However you do not disclose the target amounts. Please revise to disclose the specific performance targets used to determine annual cash bonuses and the actual performance relative to those targets. Alternatively, provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

54. We note on page 106 that you do not provide a Grants of Plan-Based Awards Table, stating that "[w]e did not grant options or other plan-based awards to any

of our named executive officers during 2009." However it appears that you granted annual cash bonuses as part of a non-equity incentive plan as defined in Item 402(a)(6)(iii) and we note that you report these amounts as non-equity incentive plan compensation in the Summary Compensation Table. Please revise to provide disclosure in a Grants of Plan-Based Awards Table or advise.

Risk Considerations in our Compensation Program, page 105

55. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe to us the process you undertook to reach the conclusion that disclosure is not necessary.

Certain Relationships and Related Person Transactions, page 115

56. For each transaction shown please disclose the name of the related persons.

57. Please advise as to the meaning of your statement regarding transactions "specifically contemplated by provisions of Zipcar's certificate of incorporation or bylaws" on page 117.

Principal and Selling Stockholders, page 118

58. Please advise as to whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

Description of Capital Stock, page 120

59. We note the statement that "Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable." This is a legal conclusion that the company is not qualified to make. Please attribute this to counsel and file counsel's consent to be named in this section.

Warrants, page 121

60. We note the disclosure in the second paragraph on page 121 indicating that at May 15, 2010, the Company had outstanding warrants to purchase an aggregate of 3,472,643 shares of common stock at a weighted average exercise price of $2.69. Please reconcile the number of outstanding warrants disclosed on page 121 with the 1,327,450 warrants at March 31, 2010 disclosed in Note 8 on page F-21. As part of your revised disclosure, please disclose the nature and terms of all transactions in which the Company issued stock warrants during the periods presented in the Company's financial statements and explain how the warrants were valued and accounted for in the Company's financial statements. Also,

please revise the notes to the Company's financial statements to include all of the
disclosures required by Rule 4-08(i) of Regulation S-X with respect to the
Company's outstanding common stock warrants.

Underwriting, page 131

61. Please revise to indicate that the selling shareholders may be deemed
underwriters.

62. Please provide prospectus summary disclosure regarding the Goldman, Sachs &
Co. conflict of interest, as discussed on page 134.

Zipcar, Inc. Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-8
Goodwill and Acquired Intangible Assets

63. We note from the disclosure included in Note 2 that acquired intangible assets,
consisting primarily of membership relationships and parking spaces in place, are
being amortized over their estimated useful lives of up to five year based on the
pattern in which the economic benefits of the intangible asset are consumed.
Please tell us and revise Note 2 to explain the method being used to amortize each
category of intangible assets to expense.

Revenue Recognition, page F-13

64. Supplementally advise us and revise Note 2 to disclose how the Company
accounts for amounts received from members for charges for returning cars late or
in unclean condition. As part of your response, please also tell us the amounts of
revenue received from such charges during each period presented in the
Company's consolidated financial statements.

65. We note from the disclosure in Note 2 that direct and incremental costs associated
with the membership application process are deferred and recognized as an
expense over the average life of the member relationship which is currently
estimated to be five years. Please tell us and expand the disclosure in Note 2 to
explain the specific nature of the costs which have been deferred and explain
where they have been recognized in the Company's balance sheet. Also,
supplementally advise us as to the amount of such costs that have been deferred
during each period presented in the Company's financial statements as well as the
amount of such deferred costs at the end of each period. We may have further
comment upon review of your response.

66. We note that the Company provides driving credits to existing members for various reasons including referring a new member and the costs related to such driving credits are accrued at the time of issuance of the driving credits. Please tell us and expand the disclosure in Note 2 to explain how the Company' determines the cost of these driving credits and explain where they are recognized in the Company's consolidated statements of operations.

Note 3. Acquisition, Intangible Assets, Goodwill and Redeemable Non-controlling Interest, page F-15

67. We note from the disclosure included in Note 3 and from the statement of changes in stockholders equity that the Company issued 14,297,694 shares of Series F Preferred stock valued at $3.48 per share or $49,756 in the aggregate in connection with the acquisition of Flexcar. Since there is no trading market for the Company's Series F Preferred shares, please tell us and expand the disclosure in Note 3 to explain in further detail how the Company valued the Series F preferred shares issued in this acquisition transaction. Also, as part of your response, please explain why the value assigned to the Series F Preferred shares of $3.48 per share is significantly higher than the fair value of the Company's common shares issued during 2007 of $2.10 to $2.25 per share as discussed in the last paragraph on page 59.

68. Also, we note from the disclosures in Note 3 that the Company recognized a significant amount of goodwill in connection with this transaction. Please revise to disclose the primary reasons for the acquisition, including the factors that resulted in recognition of a significant amount of goodwill. Refer to the disclosure requirements outlined in paragraph 51b of SFAS No.141.

Note 8-Long-Term Debt, page F-25

69. Please revise to explain how the "effective interest rate" for each of your long-term debt obligations was determined. As part of your revised disclosures, please clarify whether the interest rate associated with each obligation is fixed or variable in nature. Also, please revise to disclose the amount outstanding under each of your debt obligations as of each balance sheet date presented. In addition, please reconcile the amount of long-term debt and capital lease obligations disclosed in your balance sheet as of each period presented with the amounts of debt and capital leases disclosed in Notes 8 and 9.

Note 9. Commitments and Contingencies
Leases

70. We note the disclosure included in Note 9 indicating that as of September 30, 2009, January 31, 2010 and February 2010 the Company did not meet its working

capital requirements with one of its lessors but that the Company subsequently obtain waivers of the violation from the lessor. Please revise to disclose the amount of the obligation to which the violation related and the period for which the related waiver was obtained. Refer to the disclosure requirements outlined in Rule 4-08(c) of Regulation S-X.

Litigation

71. We note your disclosure that in October 2009, a former member filed a putative class action complaint against the Company in the United States District Court for the District of Massachusetts seeking, among other things, a certification of a class of plaintiffs, a judgment that certain fees charged by Zipcar to its members are void, unenforceable and/or unconscionable, an injunctive order against the alleged infringing activities and an award for damages. The Company has challenged the allegations and on December 8, 2009, the Company filed a motion to dismiss the complaint. You also indicate that while the Company believes that it has substantial and meritorious arguments for the dismissal of the complaint and intend to vigorously defend its position, neither the outcome of this litigation nor the amount and range of potential damages or exposure associated with the litigation can be assessed. We are unclear as to why a range, or minimum amount of potential damages cannot be estimated as the fees the plaintiffs are seeking presumably would be known by the Company. Supplementally advise us as to why you are unable to estimate the range of loss which may be sustained in connection with this litigation. We may have further comment upon reviewing your response.

Note 12. Equity Investment

72. We note the disclosure in Note 12 indicating that the Company made an equity investment of approximately $291 in a private company in December of 2009 for a minority ownership stake. Please revise to disclose the name of the investment in which the Company acquired a minority interest and the percentage ownership interest received in exchange for the $291 investment.

Other

73. We note that based on your dividend policy and respective risk factor, you do not intend to pay dividends. Please note that if the Company is subject to restrictions on the payment of dividends under its financing arrangements, the nature and terms of the restrictions should be disclosed in the notes to the Company's financial statements in accordance with the requirements of Rule 4-08(e)(1) of Regulation S-X. Please revise the notes to the Company's financial statements to disclose the nature and terms of any such restrictions on the Company's ability to pay dividends.

74. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

75. Please provide currently dated consents from the independent public accountants in any future amendments.

Exhibits

76. We note on page 16 and elsewhere that you depend on third party service providers such as "a limited number of data center facilities," "a U.S.-based third-party support service provider to handle most of our routine member support calls," and "a third party to provide gas credit cards in our vehicles for use by our members." Please tell us whether you have agreements with these providers and please file all material agreements as exhibits to your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3210 with any other questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: John H. Chory, Esq.
        Fax: (781) 966-2100